SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12B-25

SEC File Number 333-44315

NOTIFICATION OF LATE FILING

[ ] Form 10-K  [ ] Form 11-K  [ ] Form 20-F [X] Form 10-Q  [ ] Form N-SAR

For Period Ended: September 30, 2010

[ ] Transition Report on Form 10-K [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F [ ] Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
_____________________________________________________________________________

PART I
REGISTRANT INFORMATION

Full name of registrant:	ROTATE BLACK, INC.
Former name if applicable:	N/A
Address of principal executive office:	932 SPRING STREET, SUITE 201
City, state and zip code:	PETOSKEY, MICHIGAN 49770

PART II
RULE 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]
(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The Registrant’s annual report on Form 10-K for the year ended June 30, 2010 was filed on November 8, 2010, as such management has not been able to finalize, without unreasonable effort or expense, the information and documents required for the completion of the Company’s financial statements for the quarter ended September 30, 2010. We expect to file the Form 10-Q as soon as reasonably practicable following the prescribed due date and within the time period permitted by Rule 12b-25.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

        John Paulsen            (231)                              347-0777
     ----------------------      ----------------          ---------------------------
           (Name)                (Area   Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been  filed?  If the answer is no, identify report(s).     [ ] Yes  [X] No

Registrant has not filed its annual report on Form 10-K for the year ended June 30, 2010.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   [ ] Yes  [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Rotate Black, Inc.
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Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Rotate Black, Inc. (Registrant)

Date November 12, 2010	By:	/s/ John Paulsen
Name John Paulsen
Title CHIEF EXECUTIVE OFFICER